Via Facsimile and U.S. Mail
Mail Stop 6010

July 30, 2009

Kriss Cloninger III
President, Chief Financial Officer, and Treasurer
Aflac Incorporated
1932 Wynnton Road
Columbus, GA 31999

Re: **Aflac Incorporated**
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed February 20, 2009
File Number: 001-07434

Dear Mr. Cloninger:

     We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Joel Parker
Accounting Branch Chief